Correspondence

Venaxis, Inc.
1585 South Perry Street
Castle Rock, CO 80104

September 25, 2013

Via Edgar

P. Amy Reischauer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	Venaxis, Inc. ("Venaxis") Form 10-K for the Fiscal Year Ended December 31, 2012 File No. 001-33675

Dear Ms. Reischauer:

We are in receipt of the Commission’s comment letter dated September 23, 2013, regarding Venaxis’ most recent Form 10-K referenced above.  The comment letter requests that Venaxis provide a response to those comments within ten business days. We are currently working with our legal counsel and auditors to address the Commission’s comments and preparing a response. Due to travel conflicts we do not believe that we can complete a response within ten business days. As we discussed, Venaxis plans to submit a response to the Commission by October 15, 2013. Please advise us if the Commission has any objection to the time frame in which Venaxis plans to respond to the Commission’s comments. I can be reached at 303-794-2000. Alternatively our legal counsel Mary Mullany, Esq. can be reached at 215-864-8631.

Thank you for your attention to this request.

Sincerely yours,
VENAXIS, INC.

/s/ Jeff McGonegal
Chief Financial Officer